TSX, NYSE - HBM 2026 No. 10

News Release

Hudbay Announces First Quarter 2026 Results and Delivers Record Quarterly Revenue and Adjusted EBITDA

Toronto, Ontario, May 1, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) released its first quarter 2026 financial results today. All amounts are in U.S. dollars, unless otherwise noted.

"Hudbay delivered another quarter of record revenue, record adjusted EBITDA and record adjusted earnings, driven by steady operating performance, expanded margins from strong copper and gold exposure and a focus on cost control across the business," said Peter Kukielski, President and Chief Executive Officer. "Our leading operating cost performance resulted in record low consolidated cash costs and contributed to continued strong free cash flow generation in the quarter. All our operations are on track to achieve 2026 production and cost guidance. Building on our commitment to prudent balance sheet management, we ended the quarter with over $1 billion in cash and cash equivalents. Our enhanced financial flexibility positions us well to advance the development of Copper World, invest in high-return opportunities at our operations and de-risk the Cactus project upon completion of the acquisition of Arizona Sonoran to deliver attractive growth and maximize long-term risk-adjusted returns for stakeholders."

Achieved Record Adjusted EBITDA Driven by Stable Copper and Gold Production and Industry-Leading Margins; 2026 Production and Cost Guidance Reaffirmed

● Achieved record quarterly revenue of $757.3 million, record quarterly adjusted EBITDAi of $421.9 million and record adjusted net earnings attributable to owners of $159.1 million in the first quarter, driven by steady operating performance, expanding margins from strong copper and gold exposure and a focus on cost control across the business.

● Consolidated copper and gold production of 27,929 tonnes and 61,700 ounces, respectively, in the first quarter was in line with quarterly cadence expectations.

● Industry-leading cost performance continues with record low consolidated cash costi and sustaining cash costi, net of by-product credits, of $(1.80) and $0.00, respectively, in the first quarter.

● Reaffirmed full year 2026 consolidated production guidance including 110,000 to 138,000 tonnes of copper and 217,000 to 272,000 ounces of gold. Reaffirmed 2026 cost guidance, including consolidated cash costi guidance of $(0.30) to $(0.10) per pound of copper and sustaining cash costi guidance of $1.70 to $2.10 per pound of copper.

● Peru operations produced 20,573 tonnes of copper and 8,770 ounces of gold in the first quarter of 2026, in line with quarterly cadence expectations after the depletion of Pampacancha at the end of 2025, offset by record mill throughput during the first quarter. Peru cash costi, net of by-product credits, of $0.70 was better than expected as the Peru operations demonstrated strong cost control and benefitted from higher by-product prices.

● Manitoba operations produced 47,743 ounces of gold, 2,535 tonnes of copper, 4,565 tonnes of zinc and 213,208 ounces of silver in the first quarter of 2026, in line with quarterly cadence expectations. Manitoba cash costi of $408 per ounce of gold outperformed the low end of the 2026 annual guidance range of $500 to $800 per ounce as a result of higher by-product prices.

● British Columbia operations produced 4,821 tonnes of copper, 5,187 ounces of gold and 43,042 ounces of silver in the first quarter of 2026, in line with quarterly cadence expectations. British Columbia cash costi of $2.41 per pound of copper was within the 2026 annual cost guidance range of $1.50 to $2.50 per pound.

● First quarter net earnings attributable to owners and earnings per share attributable to owners were $190.4 million and $0.48, respectively, reflecting the strong gross profit margins as a result of higher metal prices. After adjusting for various non-cash items on a pre-tax basis, first quarter adjusted earningsi per share attributable to owners was $0.40.

TSX, NYSE – HBM 2026 No. 10

● Cash and cash equivalents were $1,003.8 million and total liquidityii was $1,429.0 million at the end of the first quarter of 2026, benefitting from the approximate $420 million initial cash contribution from Mitsubishi Corporation ("Mitsubishi") received on closing of the Copper World joint venture transaction in January 2026.

Continued Strong Financial Discipline and Prudent Balance Sheet Management

● Hudbay's unique copper and gold diversification across its operations provides exposure to higher copper and gold prices, which together with a focus on cost control across the business, continues to expand margins and generate attractive free cash flow.

● While the majority of Hudbay's revenue continues to be derived from copper production, revenue from gold production represents a meaningful portion of total revenues. Gold revenues were 39% of gross revenue in the first quarter of 2026.

● Delivered free cash flowi generation of $102.3 million during the first quarter of 2026.

● Achieved record quarterly adjusted EBITDAi of $421.9 million in the first quarter of 2026, resulting in record trailing twelve month adjusted EBITDAi of $1,195.6 million.

● Net debti decreased by $434.1 million to $5.6 million as at March 31, 2026 compared to $439.7 million at December 31, 2025, benefitting from the closing of the Copper World joint venture transaction in January 2026.

● Net debt to adjusted EBITDA ratioi was 0.0x in the first quarter of 2026, significantly improved from 0.4x in the fourth quarter of 2025 as a result of the initial proceeds received Mitsubishi on closing of the Copper World joint venture transaction.

● Consistent with Hudbay's prudent balance sheet management and focus on cost of capital, following the quarter, Hudbay repaid its outstanding 2026 senior unsecured notes on maturity on April 1, 2026, using a combination of cash on hand and a $272 million draw on its low-cost revolving credit facilities, providing the Company with continued financial flexibility in advance of a Copper World sanctioning decision later this year.

● Hudbay's enhanced Capital Allocation Framework is embedded into its annual financial planning cycle to provide a holistic approach to capital allocation decisions to maximize long-term risk-adjusted returns, including capital deployment into brownfield projects, greenfield projects, strategic investments and exploration, while considering debt repurchases, share buybacks and dividends.

Advancing Generational Growth Investments to Further Enhance Copper and Gold Exposure

● Released annual reserve and resource update with mine life extensions and improved three-year production outlook, including a 24% increase in consolidated average annual copper production over the next three years, a four year mine life extension in Snow Lake to 2041 and a two year mine life extension at Copper Mountain to 2045.

● Closed the accretive $600 million joint venture transaction with Mitsubishi in January 2026, securing a premier, long-term 30% strategic partner for the development of Copper World. The Copper World definitive feasibility study ("DFS") is on track for completion in mid-2026 with a project sanctioning decision expected in 2026.

● Received key permit amendments for the New Ingerbelle expansion project at Copper Mountain, enhancing the copper and gold production profile and securing a longer mine life.

● Announced acquisition of Arizona Sonoran Copper Company Inc. ("ASCU") to bring together two highly complementary copper growth assets in Arizona and strengthen Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions. When completed, the acquisition is expected to enhance Hudbay's long-term copper production profile, expand its U.S. growth pipeline, and benefit from increasing demand for domestically produced critical minerals in the U.S. through the staged development of Copper World and Cactus.

● Continued to advance a large Snow Lake exploration program to further increase near-term production and mineral reserves, test regional satellite deposits for additional mill feed to utilize available capacity at Stall and explore the large land package for a new anchor deposit to meaningfully extend mine life.

● Increased drilling activities at the copper-gold-zinc Talbot deposit near Snow Lake with eight drill rigs deployed and several step-out drill holes indicating resource expansion potential.

● Advancing plans to initiate a pre-feasibility study for the Mason copper project in Nevada.

TSX, NYSE – HBM 2026 No. 10

Summary of First Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 27,929 tonnes and consolidated gold production of 61,700 ounces in the first quarter of 2026. Consolidated copper and gold production was lower than the fourth quarter of 2025 due to the depletion of high grade Pampacancha ore in late 2025, partially offset by higher mill throughput in all three operations during the first quarter compared to the fourth quarter of 2025. Consolidated silver production of 787,449 ounces was lower than the fourth quarter of 2025 for similar reasons. Zinc production of 4,565 tonnes in the first quarter of 2026 also declined compared to the previous quarter, primarily reflecting lower ore grades at the Manitoba operations.

Cash generated from operating activities was $211.3 million and remained relatively consistent with the fourth quarter of 2025 as a result of a favourable change in non-cash working capital. Operating cash flow before changes in non-cash working capital was $208.7 million during the first quarter of 2026, reflecting a decrease of $128.2 million from the fourth quarter of 2025. This decrease primarily relates to higher cash taxes paid in the first quarter of 2026 compared to the fourth quarter of 2025.

Adjusted EBITDAi was $421.9 million in the first quarter of 2026, achieving a new quarterly record and representing an increase compared to $385.9 million in the fourth quarter of 2025, as higher realized metal prices resulted in strong gross profit margins during the quarter.

Net earnings attributable to owners was $190.4 million, or $0.48 per share, in the first quarter of 2026 compared to $128.0 million, or $0.32 per share, in the fourth quarter of 2025. The increase is a result of lower depreciation due to the full depletion of Pampacancha realized in the fourth quarter of 2025 as well as increased mark-to-market gains on investments, partially offset by higher tax expense.

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi in the first quarter of 2026 were $159.1 million and $0.40 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including a $38.7 million mark-to-market revaluation net gain on various instruments such as investments and share-based compensation and a non-cash $10.7 million foreign exchange loss, among other items. This compares to adjusted net earnings attributable to ownersi and net earnings per share attributable to ownersi of $86.0 million and $0.22 per share, respectively, in the fourth quarter of 2025. The increase is a result of higher realized metal prices and strong cost control across the operations resulting in higher gross profit margins.

Consolidated cash costi, net of by-product credits, in the first quarter of 2026 was $(1.80) per pound of copper, compared to $(0.63) per pound in the fourth quarter of 2025, as Hudbay continued to demonstrate strong cost control across its operations and benefited from higher by-product metal prices. The decrease in cash costs from the fourth quarter of 2025 was a result of higher by-product credits reflecting the benefits of Hudbay's diversified asset portfolio with higher realized prices across all metals.

Consolidated sustaining cash costi, net of by-product credits, in the first quarter of 2026 was $0.00 per pound of copper, compared to $0.94 per pound in the fourth quarter of 2025. This decrease was primarily due to the same factors impacting consolidated cash cost noted above, partially offset by planned higher cash sustaining capital expenditures compared to the first quarter of 2025.

Consolidated all-in sustaining cash costi, net of by-product credits, in the first quarter of 2026 was $0.73 per pound of copper, lower than the fourth quarter of 2025 due to the same reasons noted above, partially offset by higher corporate general and administrative ("G&A") costs from the revaluation of Hudbay's share-based compensation due to a higher share price.

As at March 31, 2026, total liquidity was $1,429.0 million, including $1,003.8 million in cash and cash equivalents, and undrawn availability of $425.2 million under Hudbay's revolving credit facilities. Net debti at the end of the first quarter was $5.6 million, marking a $434.1 million improvement from fourth quarter of 2025 primarily as a result of the cash received upon closing of the Copper World joint venture transaction.

TSX, NYSE – HBM 2026 No. 10

On April 1, 2026, Hudbay repaid the outstanding aggregate principal amount of $472.5 million of its 2026 senior unsecured notes (the "2026 Notes") on maturity using a combination of cash on hand and a $272.0 million draw on its low-cost revolving credit facilities. After giving effect to this repayment Hudbay's total liquidity decreased by $472.5 million to $956.5 million. The repayment of the 2026 Notes using available liquidity is consistent with Hudbay's prudent balance sheet management and focus on cost of capital and provides the Company with continued financial flexibility in advance of a Copper World sanctioning decision later this year. Hudbay expects that the current liquidity, together with cash flows from operations, will be sufficient to meet the Company's liquidity needs for the year.

Consolidated Financial Condition (in $ millions, except net debt to adjusted EBITDA ratio)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Cash and cash equivalents and short-term investments[1]	1,003.8	568.9	582.6
Total long-term debt	1,009.4	1,008.6	1,108.7
Net debt[2]	5.6	439.7	526.1
Working capital[3]	407.3	(65.6)	598.0
Total assets	6,896.9	6,223.3	5,507.0
Equity attributable to owners of the Company	3,533.5	3,231.0	2,653.2
Net debt to adjusted EBITDA[2]	0.0	0.4	0.6

1 As at March 31, 2026 cash and cash equivalents includes $370.7 million in cash held by Copper World LLC. These funds are contractually restricted solely for the advancement of the Copper World project and are not available to the general Hudbay group.

2 Net debt and net debt to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

3 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements. Working capital as of March 31, 2026 and December 31, 2025 was impacted by an increase in the current portion of long-term debt as the 2026 Notes had a maturity date within one year as of the financial reporting date. Current portion of long-term debt was $472.5 million as of March 31, 2026 (December 31, 2025 - $472.1 million). As disclosed in this news release, the 2026 Notes were repaid in full on April 1, 2026 using a combination of available cash and a drawdown of $272 million on the Company's senior secured credit facilities.

Consolidated Financial Performance		Three Months Ended
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Revenue	$000s	757.3	732.9	594.9
Cost of sales	$000s	389.3	462.8	363.6
Earnings before tax	$000s	339.0	257.1	171.3
Net earnings	$000s	191.5	128.0	99.2
Net earnings attributable to owners	$000s	190.4	128.0	100.4
Basic and diluted attributable earnings per share[1]	$/share	0.48	0.32	0.25
Adjusted earnings attributable per share[1]	$/share	0.40	0.22	0.24
Operating cash flow before change in non-cash working capital	$ millions	208.7	336.9	163.5
Adjusted EBITDA[1]	$ millions	421.9	385.9	287.2
Free cash flow[1]	$ millions	102.3	225.0	84.4

1 Adjusted earnings per share - attributable to owners, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

TSX, NYSE – HBM 2026 No. 10

Consolidated Production and Cost Performance		Three Months Ended

		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Contained metal in concentrate and doré produced[1]
Copper	tonnes	27,929	33,069	30,958
Gold	ounces	61,700	84,298	73,784
Silver	ounces	787,449	1,002,985	919,775
Zinc	tonnes	4,565	5,703	6,265
Molybdenum	tonnes	380	325	397
Payable metal sold
Copper	tonnes	29,544	34,132	31,768
Gold[2]	ounces	66,562	84,424	75,092
Silver[2]	ounces	923,051	871,006	1,006,968
Zinc	tonnes	3,897	3,972	4,857
Molybdenum	tonnes	375	190	448
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	(1.80)	(0.63)	(0.45)
Sustaining cash cost	$/lb	0.00	0.94	0.72
All-in sustaining cash cost	$/lb	0.73	1.43	0.97

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

2 Includes total payable gold and silver in concentrate and in doré sold and other secondary products.

3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

TSX, NYSE – HBM 2026 No. 10

Peru Operations Review

Peru Operations		Three Months Ended

		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Constancia ore mined[1]	tonnes	10,701,375	5,610,915	8,628,279
Copper	%	0.29	0.31	0.28
Gold	g/tonne	0.03	0.03	0.03
Silver	g/tonne	3.11	3.27	3.14
Molybdenum	%	0.01	0.01	0.02
Pampacancha ore mined[1,2]	tonnes	-	4,152,000	389,189
Copper	%	-	0.43	0.44
Gold	g/tonne	-	0.27	0.26
Silver	g/tonne	-	4.84	3.68
Molybdenum	%	-	0.01	0.01
Total ore mined	tonnes	10,701,375	9,762,915	9,017,468
Strip ratio[3]		0.83	0.57	1.02
Ore milled	tonnes	8,163,847	7,627,853	8,114,024
Copper	%	0.31	0.39	0.30
Gold	g/tonne	0.06	0.18	0.05
Silver	g/tonne	3.09	4.19	3.22
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	81.5	84.5	84.6
Gold recovery	%	59.9	74.7	56.5
Silver recovery	%	65.4	71.1	66.0
Molybdenum recovery	%	36.0	38.8	35.7
Contained metal in concentrate
Copper	tonnes	20,573	25,038	20,293
Gold	ounces	8,770	32,865	7,869
Silver	ounces	531,199	731,017	554,692
Molybdenum	tonnes	380	325	397
Payable metal sold
Copper	tonnes	21,056	28,361	22,890
Gold	ounces	15,162	37,874	14,362
Silver	ounces	676,119	650,384	714,654
Molybdenum	tonnes	375	190	448
Combined unit operating cost4,5,[6]	$/tonne	11.61	14.51	11.09
Cash cost5,[7]	$/lb	0.70	0.57	1.11
Sustaining cash cost[5]	$/lb	1.43	1.53	1.92

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Pampacancha has been depleted as of December 31, 2025.
3 Strip ratio is calculated as waste mined divided by ore mined.

4 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

5 Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.
6 Excludes $1.3 million or $0.17 per pound of overhead costs incurred during temporary suspension during the three months ended December 31, 2025.
7 Excludes approximately $1.3 million or $0.02 per tonne of overhead costs incurred during temporary suspension during the three months ended December 31, 2025.

TSX, NYSE – HBM 2026 No. 10

The Peru operations continued to demonstrate steady operating performance with production and costs in line with expectations after the depletion of Pampacancha at the end of 2025. The Company continues to advance the installation of pebble crushers at Constancia to increase mill throughput rates starting in the second half of 2026, which will allow the mine to deliver steady annual copper production, despite lower grades following the depletion of Pampacancha. Hudbay's efforts to increase mill throughput align with the Peru Ministry of Energy and Mines' regulatory change to allow mining companies to operate up to 10% above permitted levels. On March 6, 2026, Hudbay received permit approval to increase annual mill throughput capacity to 31.1 million tonnes from 29.9 million tonnes, providing the new base for the 10% permitted allowance. As part of the Company's continuous improvement efforts, plans for additional mill throughput increases are underway.

In the first quarter of 2026, the Peru operations produced 20,573 tonnes of copper, 8,770 ounces of gold, 531,199 ounces of silver and 380 tonnes of molybdenum. Production of copper and gold were lower than the fourth quarter of 2025 due to the depletion of Pampacancha at the end of 2025. Hudbay is on track to achieve its 2026 production guidance for all metals in Peru.

Total ore mined in Peru in the first quarter of 2026 was 10% higher than the fourth quarter of 2025, a sizable increase due to enhanced fleet efficiency and improved productivity from mining only in the Constancia pit as opposed to two pits previously. Mining activities in the Pampacancha pit were completed during the fourth quarter of 2025 and the remaining stockpiled Pampacancha ore was fully processed during January 2026.

Mill throughput levels averaged approximately 90,700 tonnes per day in the first quarter of 2026, achieving a new quarterly record. Total mill throughput increased to 8.2 million tonnes during the first quarter of 2026, higher than the fourth quarter of 2025 due to higher mechanical availability as the prior quarter was impacted by the temporary operational interruption due to social unrest and by a scheduled semi-annual mill maintenance shutdown. Milled copper and gold grades decreased compared to the fourth quarter of 2025, primarily due to Pampacancha depletion in late 2025 which yielded better ore grades. Metal recoveries were in line with expectations and varied due to different proportions of ore feed from stockpiles and pits.

Combined mine, mill and G&A unit operating costi in the first quarter of 2026 was $11.61 per tonne, 20% lower than the fourth quarter of 2025 due to a scheduled semi-annual plant shutdown in November 2025 and lower power costs related to a new power purchase agreement that came into effect on January 1, 2026.

Cash costi, net of by-product credits, in the first quarter of 2026 was $0.70 per pound of copper, a 23% increase compared to the fourth quarter of 2025 due to lower gold by-product credits resulting from lower gold sales volumes offset in part by lower profit sharing, lower power costs as noted above, lower treatment and refining charges and lower freight costs. However, cash cost for the quarter outperformed the low-end of the 2026 guidance range as a result of strong operating cost performance and higher by-product prices, despite emerging external cost pressures. Hudbay is well positioned to achieve the full year 2026 cash cost guidance range in Peru.

Sustaining cash costi, net of by-product credits, in the first quarter of 2026 was $1.43 per pound of copper, a decrease of 7% compared to the fourth quarter of 2025 due to lower sustaining capital related to lower tailings management facility construction costs during 2026 and mine maintenance timing, partially offset by higher cash costs noted above.

In April 2026, Constancia was recognized as the safest open pit operation in Peru during the National Mining Safety Contest for its performance in 2025. This award reflects the Company's unwavering commitment to safety and validates Constancia's compliance with the highest operational safety and regulatory standards.

TSX, NYSE – HBM 2026 No. 10

Manitoba Operations Review

Manitoba Operations		Three Months Ended

		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Lalor
Ore mined[1]	tonnes	349,980	353,819	384,234
Gold	g/tonne	4.72	5.51	5.46
Copper	%	0.80	0.82	0.95
Zinc	%	2.10	2.55	2.42
Silver	g/tonne	26.22	29.52	31.23
New Britannia
Ore milled	tonnes	181,403	179,808	189,124
Gold	g/tonne	6.06	6.68	7.37
Copper	%	1.04	1.08	1.18
Zinc	%	1.09	1.30	1.00
Silver	g/tonne	22.75	31.17	33.35
Gold recovery[2]	%	90.4	88.6	90.3
Copper recovery	%	90.8	88.6	90.3
Silver recovery[2]	%	82.2	77.1	81.6
Stall Concentrator
Ore milled	tonnes	178,981	169,274	215,286
Gold	g/tonne	3.26	3.24	3.86
Copper	%	0.53	0.69	0.76
Zinc	%	3.22	4.32	3.44
Silver	g/tonne	29.68	24.97	29.53
Gold recovery	%	73.5	71.3	70.1
Copper recovery	%	85.9	86.5	88.3
Zinc recovery	%	79.3	78.0	84.7
Silver recovery	%	57.5	55.6	58.7
Total contained metal in concentrate and doré[3]
Gold	ounces	47,743	47,423	60,354
Copper	tonnes	2,535	3,326	3,469
Zinc	tonnes	4,565	5,703	6,265
Silver	ounces	213,208	214,493	285,603
Total payable metal sold[4]
Gold	ounces	45,274	43,226	55,765
Copper	tonnes	2,658	2,024	2,725
Zinc	tonnes	3,897	3,972	4,857
Silver	ounces	193,472	175,324	232,255
Combined unit operating cost[5],[6]	C$/tonne	254	248	214
Gold cash cost[6]	$/oz	408	705	376
Gold sustaining cash cost[6]	$/oz	833	1,110	626

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
2 Gold and silver recovery includes total recovery from concentrate and doré. Doré includes sludge, slag and carbon fines.

3 Total metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products. Doré includes sludge, slag and carbon fines.

4 lncludes other secondary products.

5 Reflects combined mine, mill and G&A costs per tonne of ore milled.

6 Combined unit costs, cash cost and sustaining cash cost, net of by-product credits, per ounce of gold produced are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

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The Manitoba operations demonstrated strong operational agility in mitigating lower equipment utilization and labour availability at the Lalor mine, while continuing to prioritize gold ore feed for the New Britannia mill. This strategy successfully maintained strong gold production in the first quarter, supported by higher mill recoveries compared to the fourth quarter of 2025. Additionally, the operations achieved improved underground equipment availability, made significant advancements across the Flin Flon, Snow Lake, and Talbot exploration programs, and completed a successful graduation of a third Mining Fundamentals Training cohort.

In the first quarter of 2026, the Manitoba operations produced 47,743 ounces of gold, 2,535 tonnes of copper, 4,565 tonnes of zinc and 213,208 ounces of silver. Production of gold was higher than in the fourth quarter of 2025 due to higher gold recoveries and higher mill throughput, while all other metals were lower primarily due to lower grades. Production in the second half of 2026 is expected to be higher than the first half of 2026 due to grade sequencing and higher ore output from Lalor. With solid operating results in the first quarter of 2026, Hudbay is on track to achieve its 2026 production guidance for all metals in Manitoba.

The Lalor mine hoisted an average of approximately 3,900 tonnes of ore per day in the first quarter of 2026, strategically prioritizing gold zones to secure optimal feed for the New Britannia mill. Total ore mined at Lalor in the first quarter of 2026 was lower compared to the fourth quarter of 2025 because of lower effective utilization of equipment due to reduced workforce availability. Reduced workforce availability was offset by successfully onboarding nearly 80 new employees as recruitment and upskilling of employees are underway to increase proficiency of front-line employees. In the first quarter of 2026, gold grades decreased by 14% compared to the fourth quarter of 2025, in line with mine plan expectations.

The 1901 deposit delivered approximately 11,000 tonnes of development ore in the quarter, while continuing to advance haulage and exploration drifts to further delineate the orebody and support ongoing infrastructure projects. Looking ahead, the Company will prioritize exploration, definition drilling, orebody access, and establishing critical infrastructure as it continues to progress 1901 toward full production in 2027.

The New Britannia mill averaged approximately 2,000 tonnes per day in the first quarter of 2026, which includes consistent gold ore feed from Lalor and continued improvement initiatives to unlock future throughput capacity. The mill achieved gold recoveries of 90%, reflecting ongoing optimization efforts.

The Stall mill achieved improved gold recoveries of 73% in the first quarter of 2026, reflecting process optimization and enhanced gold recovery initiatives. The Stall mill processed more ore in the first quarter of 2026 compared to the fourth quarter of 2025, consistent with Lalor base metal production.

Combined mine, mill and G&A unit operating costs in the first quarter of 2026 was C$254 per tonne, a slight increase compared to the fourth quarter of 2025 due to higher onsite operating costs, partially offset by higher tonnes processed.

Cash costi, net of by-product credits, in the first quarter of 2026 was $408 per ounce of gold, representing a decrease compared to the fourth quarter of 2025 driven primarily by an increase in by-product credit contributions due to higher realized prices, while gold production remained relatively consistent with the prior quarter. First quarter cash costs outperformed the low end of the cash cost guidance range, positioning Hudbay well to achieve the 2026 cash cost guidance range in Manitoba.

Sustaining cash costi, net of by-product credits, in the first quarter of 2026 was $833 per ounce of gold, lower than the fourth quarter of 2025 primarily due to the same factors affecting cash costs, partially offset by higher sustaining capital.

The Snow Lake operations launched sustaining capital environmental projects, including a cyanide recycling initiative at New Britannia mill and pre-work for dam raise construction at the Anderson Tailings Impoundment Area to increase the physical tailings capacity, with both projects expected to be completed in 2026. As reflected in the Company's annual guidance, sustaining capital expenditures are expected to be higher than 2025 due to these two investment projects.

TSX, NYSE – HBM 2026 No. 10

British Columbia Operations Review

British Columbia Operations[1]		Three Months Ended
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Ore mined[2]	tonnes	2,916,152	2,395,166	2,648,094
Strip ratio[3]		7.06	7.18	6.73
Ore milled	tonnes	3,078,342	2,268,405	2,760,986
Copper	%	0.20	0.26	0.33
Gold	g/tonne	0.08	0.09	0.10
Silver	g/tonne	0.67	1.10	1.28
Copper recovery	%	78.9	78.4	78.3
Gold recovery	%	64.7	63.3	63.4
Silver recovery	%	64.6	71.4	69.8
Total contained metal in concentrate
Copper	tonnes	4,821	4,705	7,196
Gold	ounces	5,187	4,010	5,561
Silver	ounces	43,042	57,475	79,480
Total payable metal sold
Copper	tonnes	5,830	3,747	6,153
Gold	ounces	6,126	3,324	4,965
Silver	ounces	53,460	45,298	60,059
Combined unit operating cost[4,5]	C$/tonne	25.23	39.80	25.98
Cash cost[5]	$/lb	2.41	4.82	2.44
Sustaining cash cost[5]	$/lb	7.81	8.87	4.24

1 Copper Mountain mine results are stated at 100%. On April 30, 2025, Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

2 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

5 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

During the first quarter of 2026, Hudbay continued to execute its multi-year optimization plan at Copper Mountain, achieving significant milestones in both mining productivity and project permitting. The Company remains on track to deliver the benefits of its three-year accelerated stripping program, positioned to unlock higher-grade ore in late 2026.

The British Columbia operations produced 4,821 tonnes of copper, 5,187 ounces of gold, and 43,042 ounces of silver in the first quarter of 2026, which is aligned with guidance and the planned mining sequence. Production of copper and gold in the first quarter of 2026 was higher than the fourth quarter of 2025, as higher throughput offset lower grades, while lower silver grades and recovery were not offset by higher throughput. Hudbay remains on track to achieve its 2026 production guidance for all metals in British Columbia and continues to expect higher production in the second half of the year as the mill improvement projects take effect.

Mining activities reached a record total material movement of approximately 25.4 million tonnes in the first quarter, driven by an optimized mining sequence in the main pit and increased contributions from the north pit. This ramp-up was supported by the successful commissioning of a new production loader in January 2026. To further bolster the equipment fleet and add to this momentum, an additional shovel has been recently commissioned.

TSX, NYSE – HBM 2026 No. 10

Total ore mined at Copper Mountain in the first quarter of 2026 was 2.9 million tonnes, an increase 22% compared to the fourth quarter of 2025. Mining activities continue to focus on improving operating routines towards defining a positive step change in performance of the mine material movement and mill throughput. Improvements include the optimization of the mining sequence, with improved bench configurations that eliminated phase interference, along with enhanced mobile equipment maintenance protocols leading to more consistent utilization of the mine fleet.

The mill processed 3.1 million tonnes of ore during the first quarter of 2026, an increase of 36% compared to the fourth quarter of 2025. Milling throughput benefitted from the completion of the second SAG mill and the mill optimization initiatives implemented in late 2025 resulting in increased mill throughput in the first quarter of 2026. Milled copper grades during the first quarter of 2026 were 23% lower than the fourth quarter of 2025, driven by lower grades in ore mined. Copper and gold recoveries in the first quarter of 2026 saw a marginal increase to 79% and 65%, respectively, when compared to the fourth quarter of 2025, in line with the expected performance range.

Mill performance continues to demonstrate improvement following the optimization efforts initiated in 2025. The second SAG mill delivered increased throughput in the quarter, averaging approximately 10,000 tonnes per day in March. While the primary SAG mill continues to operate under a reduced load and is being rigorously monitored ahead of a feed-end head replacement scheduled for late June and into July. The mill remains on track to achieve its permitted capacity of 50,000 tonnes per day in the second half of 2026.

Combined mine, mill and G&A unit operating costsi in the first quarter of 2026 were C$25.23 per tonne milled, which were lower than the fourth quarter of 2025 due to higher milled throughput, partially offset by higher milling and G&A costs.

Cash costi and sustaining cash costi, net of by-product credits, were $2.41 and $7.81, respectively, per pound of copper, in the first quarter of 2026. Cash costi was lower than the fourth quarter of 2025 primarily as a result of higher gold by-product credits and resolving the unplanned maintenance and downtime issues on the primary SAG mill, as these issues constrained throughput and elevated costs in the fourth quarter of 2025. The resulting increase in mill availability in the first quarter of 2026 allowed for higher mill throughput and enhanced operational efficiencies. First quarter cash costs were within the 2026 guidance range, and despite emerging external cost pressures, Hudbay expects to achieve the full year 2026 cash cost guidance range in British Columbia.

The New Ingerbelle project reached a major milestone in the first quarter of 2026 with the receipt of the Mines Act and Environmental Management Act amended permits. The receipt of amended permits for the New Ingerbelle project supports continued copper production, increased gold production and future mine life extension potential from the New Ingerbelle satellite pit. The project is designed to access higher-grade mineralization while improving operational efficiency with a stripping ratio approximately three times lower than current mining areas. With these key approvals, Hudbay is advancing critical infrastructure required for the New Ingerbelle project to extend the mine life at Copper Mountain. Infrastructure projects include construction of an access road and a bridge across the Similkameen River and development of an east haul road to link New Ingerbelle with existing Copper Mountain operations, as well as advancement of essential water management and electrical systems, and waste rock facilities. A large drill program was initiated during the first quarter at New Ingerbelle to improve resource definition and expansion.

In February 2026, the Company further solidified its commitment to sustainable development and community relations by finalizing refreshed Participation Agreements with the Upper Similkameen Indian Band ("USIB") and the Lower Similkameen Indian Band ("LSIB"). These agreements ensure that the benefits of the Copper Mountain and New Ingerbelle operations continue to be shared with First Nation partners.

On March 23, 2026, the LSIB submitted an application for judicial review of the regulatory decision to grant the New Ingerbelle permit amendment. Hudbay remains confident in the integrity and robustness of the regulatory process that led to the issuance of the permit amendment and Hudbay believes the court will uphold the decision. At the same time, Hudbay remains committed to working with the LSIB in a respectful and constructive manner to try to resolve the LSIB's concerns through the mechanisms that were agreed to by the parties in the participation agreement.

TSX, NYSE – HBM 2026 No. 10

In April 2026, the B.C. government added the New Ingerbelle project to the province's list of priority resource projects. This list highlights the acceleration of major projects that strengthen economic growth, support resource development and create jobs and long-term value.

Continued Free Cash Flow Generation Driven by Expanding Operating Margins; Emerging External Cost Pressures Insulated by Diversified Copper and Gold Exposure

Hudbay has delivered several quarters of significant free cash flow generation as a result of steady operating performance, expanding margins from strong copper and gold exposure and a focus on cost control across the business. While the majority of Hudbay's revenue continues to be derived from copper production, revenue from gold production represents a meaningful portion of total revenues. Gold revenues were 39% of gross revenue in the first quarter of 2026.

Hudbay's cost control efforts are focused on navigating emerging external cost pressures, such as higher fuel prices and short-term labour challenges. The Company is not experiencing any disruption to fuel availability and is mitigating the cost pressures through initiatives to further improve throughput and enhance operating efficiencies. Hudbay benefits from its diversified platform with significant by-product credits from gold production and the polymetallic nature of the Company's ore deposits.

With the Company's prudent balance sheet management and further reduction in net debt during the first quarter of 2026, Hudbay is well-positioned to advance its generational growth investments across the portfolio and allocate capital to the highest risk-adjusted return opportunities to deliver significant value for stakeholders.

Copper World DFS On-track for Completion in Mid-2026

In January 2026, Hudbay announced the closing of the joint venture transaction with Mitsubishi, securing a premier, long-term strategic partner for the development of Copper World. The $420 million of initial proceeds received at closing from Mitsubishi will be used to directly fund the remaining DFS costs and pre-sanctioning costs in addition to the initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months of closing to complete its 30% minority investment and will also fund its pro-rata 30% share of future equity capital contributions.

Feasibility activities for Copper World are well underway with the DFS progressing above 85% completion at the end of March. The DFS continues to be on-track for completion in mid-2026. Hudbay continues to execute detailed engineering work and other de-risking activities in preparation for a Copper World sanctioning decision expected later in 2026.

Announced Acquisition of Arizona Sonoran to Create the Third Largest Copper District in North America

On March 2, 2026, Hudbay entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Hudbay has agreed to acquire all of the issued and outstanding common shares of ASCU, not already owned by Hudbay, for consideration of 0.242 of a common share of Hudbay per common share of ASCU (the "Transaction"). Following completion of the Transaction, Hudbay will own a 100% interest in ASCU's Cactus project.

The Transaction brings together two highly complementary copper growth assets in Arizona and strengthens Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions. When completed, the Transaction is expected to enhance Hudbay's long-term copper production profile, expand its U.S. growth pipeline, and benefit from increasing demand for domestically produced critical minerals in the U.S. Significant operational efficiencies and regional synergies are expected with Hudbay's staged development of Copper World and Cactus.

The Transaction is subject to ASCU shareholder approval at a special meeting scheduled to be held on May 11, 2026 and customary regulatory approvals. The Transaction is expected to close in the second quarter of 2026.

TSX, NYSE – HBM 2026 No. 10

Annual Reserve and Resource Update and Three-Year Production Guidance

Hudbay provided its annual mineral reserve and resource update and issued new three-year production guidance on March 27, 2026.

In Peru, current mineral reserve estimates total 488 million tonnes at 0.24% copper containing approximately 1.2 million tonnes of copper. The expected mine life of Constancia is now until 2040 as mill throughput rates are expected to increase to more than 90,000 tonnes per day starting in the second half of 2026 with the installation of two pebble crushers and related permit amendments. Constancia's three-year production guidance reflects stable annual copper production averaging approximately 87,500iii tonnes of copper over the next three years, as the depletion of Pampacancha in 2025 is offset by higher mill throughput and operating efficiencies. 2027 and 2028 copper production is expected to be 90,000iii tonnes, a 9% increase from 2026 expected copper production of 82,500iii tonnes, benefitting from a full year of increased mill throughput, operating efficiencies and mine plan optimization to smooth copper production over the three-year period. The benefits of the mine plan optimization initiatives extend beyond the 3-year outlook with 2029 copper production expected to continue near these levels.

In Snow Lake, current mineral reserve estimates total approximately 19.6 million tonnes with approximately 1.9 million ounces of gold and support a mine life to 2041, representing an extension of four years. Snow Lake's life-of-mine production schedule has been optimized for higher mill throughput rates at New Britannia, maximizing gold production and cash flows. The ongoing exploration program in the region remains a core priority, focusing on near-mine extensions and regional satellite deposits to utilize available milling capacity. Manitoba's three-year production guidance reflects continued strong gold production levels averaging 190,000iii ounces per year. New Britannia mill throughput is expected to continue to exceed expectations and operate above 2,200 tonnes per day, far exceeding its original design capacity of 1,500 tonnes per day. The production guidance anticipates Lalor operating between 4,000 to 4,500 tonnes per day, supplemented by contributions from the 1901 deposit with a ramp up to 1,000 tonnes per day by 2028. In 2026, Hudbay expects to complete a feasibility study on the Stall mill tailings leaching project, which has the potential to further increase gold production starting in 2028. The benefits of this project have not been reflected in the production guidance.

In British Columbia, current mineral reserve estimates total 345 million tonnes at 0.26% copper and 0.12 grams per tonne gold, containing approximately 883 thousand tonnes of copper and 1.3 million ounces of gold. These mineral reserves support a mine life until 2045, representing an extension of two years, with additional upside potential for future resource conversion and mine life extension through 122 million tonnes of measured and indicated resources grading 0.21% copper and 0.10 grams per tonne gold and 347 million tonnes of inferred resources grading 0.24% copper and 0.12 grams per tonne gold, in each case exclusive of mineral reserves. British Columbia's three-year copper production guidance reflects sequentially higher copper production averaging 48,000iii tonnes per year, as a result of the completion of the conversion of the third ball mill to second SAG mill in late 2025, installation of the replacement feed-end head at the primary SAG mill in the third quarter of 2026, and higher grades from the completion of the accelerated stripping program in 2026. 2027 and 2028 copper production is expected to average 57,500iii tonnes, almost double 2026 expected copper production of 30,000iii tonnes, benefitting from a full year of mill throughput at the targeted 50,000 tonnes per day and the unlocking of higher grades from the accelerated stripping program. British Columbia's annual gold production is expected to average approximately 35,000iii ounces of gold over the next three years, reflecting sequentially higher gold production averaging 38,500iii ounces over 2027 and 2028, a 43% increase from 2026, as a result of the expected contribution from New Ingerbelle starting in 2028.

Consolidated copper production is expected to average 147,000iii tonnes per year over the next three years, an increase of 24% from 2025 levels. Consolidated copper production is expected to average 159,000iii tonnes per year in 2027 and 2028, representing a 28% increase from expected 2026 production. The increase is due to higher expected copper production in British Columbia as a result of mill throughput ramping up to the targeted 50,000 tonnes per day in the second half of 2026, higher grades in British Columbia in 2027 from the completing of the accelerated stripping program, and higher expected mill throughput in Peru from the addition of two pebble crushers and operating efficiencies in the second half of 2026. Consolidated gold production is expected to average 243,000iii ounces per year over the next three years, reflecting continued strong production in Manitoba and the expected contribution from New Ingerbelle in British Columbia starting in 2028.

TSX, NYSE – HBM 2026 No. 10

Contained Metal in Concentrate and Doré[1]		2026 Guidance	2027 Guidance	2028 Guidance
Peru
Copper	tonnes	75,000 - 90,000	80,000 - 100,000	80,000 - 100,000
Gold	ounces	15,000 - 20,000	17,000 - 21,000	17,000 - 21,000
Silver	ounces	1,900,000 - 2,400,000	1,200,000 - 1,400,000	2,000,000 - 2,500,000
Molybdenum	tonnes	900 - 1,100	1,100 - 1,400	500 - 700

Manitoba
Gold	ounces	180,000 - 220,000	170,000 - 210,000	160,000 - 200,000
Zinc	tonnes	16,000 - 21,000	16,000 - 21,000	29,000 - 36,000
Copper	tonnes	10,000 - 13,000	10,000 - 14,000	9,000 - 13,000
Silver	ounces	800,000 - 1,000,000	950,000 - 1,200,000	1,000,000 - 1,300,000

British Columbia
Copper	tonnes	25,000 - 35,000	50,000 - 70,000	50,000 - 60,000
Gold	ounces	22,000 - 32,000	26,000 - 38,000	38,000 - 52,000
Silver	ounces	200,000 - 290,000	500,000 - 660,000	420,000 - 580,000

Total
Copper	tonnes	110,000 - 138,000	140,000 - 184,000	139,000 - 173,000
Gold	ounces	217,000 - 272,000	213,000 - 269,000	215,000 - 273,000
Zinc	tonnes	16,000 - 21,000	16,000 - 21,000	29,000 - 36,000
Silver	ounces	2,900,000 - 3,690,000	2,650,000 - 3,260,000	3,420,000 - 4,380,000
Molybdenum	tonnes	900 - 1,100	1,100 - 1,400	500 - 700

1 Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms and includes other secondary products.

Large Exploration Drill Program Continues in Snow Lake

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

● Near-mine Exploration at Lalor and 1901 to Further Increase Near-term Production and Extend Mine Life - Near-mine exploration at the Lalor mine and the adjacent 1901 deposit continued to support near-term production growth and mine life extension. The exploration program will continue during 2026 to potentially increase mineral reserves and resources and enable resource conversion. The Company completed development of the initial exploration drift at the 1901 deposit in 2025 and commenced delivery of zinc-rich development ore for processing at Stall. Activities at the 1901 deposit over the next two years will focus on exploration and definition drilling, orebody access and establishing the critical infrastructure required to support full production beginning in late 2027. Exploration activities will include step-out drilling to potentially extend the orebody, as well as infill drilling aimed at converting inferred mineral resources within the gold lenses to mineral reserves.

● Testing Regional Satellite Deposits to Utilize Available Processing Capacity and Increase Production - Hudbay increased its regional land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. The deposits acquired as part of the Rockcliff acquisition, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, New Britannia, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill has freed up processing capacity at the Stall mill, where there is approximately 1,500 tonnes per day of available capacity which could be utilized by regional satellite deposits to potentially increase production and extend the life of the Snow Lake operations beyond 2041.

● Exploring Large Land Package for New Anchor Deposit to Significantly Extend Mine Life - A majority of the land claims acquired as part of the Rockcliff acquisition in 2023 have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program includes 600 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey in 2026.

TSX, NYSE – HBM 2026 No. 10

Talbot Drilling Confirms Resource Expansion Potential

Talbot is a copper-zinc-gold rich volcanogenic massive sulfide ("VMS") deposit located within trucking distance of existing processing infrastructure in Snow Lake. Successful drilling campaigns are expected to expand the resource base and support a pre-feasibility study ("PFS") aimed at upgrading mineral resources to mineral reserves and extending the overall mine life of the Snow Lake operations. During the first quarter of 2026, the drilling program was expanded to a fleet of eight drill rigs to fast track the completion of the infill portion of the program. Six of the rigs will remain at site in the second quarter to focus on geotechnical drilling required for the PFS and testing additional targets to expand the footprint of the deposit at depth. These efforts will determine the future scope of a PFS including shaft versus ramp access and the best location for a future exploration drift. Hudbay intends to update Rockcliff's prior mineral resource estimate for Talbot using Hudbay's standard methods that have demonstrated high mineral resource to reserve conversion rates.

Dividend Declared

A quarterly dividend of C$0.01 per share was declared on April 30, 2026. The dividend will be paid out on June 26, 2026 to shareholders of record as of close of business on June 9, 2026.

In February 2026, Hudbay's Board of Directors approved the introduction of a new quarterly dividend of C$0.01 per share as the Company achieved certain financial milestones ahead of schedule and significantly improved its financial position. The new total annual dividend amount of C$0.04 per share represents an increase of 100% or C$0.02 per share over the previous total annual dividend, which was paid semi-annually, and is the first dividend increase in the Company's history.

Intention to Renew Normal Course Issuer Bid

Hudbay's board of directors has approved the renewal of the Company's normal course issuer bid ("NCIB") for up to 5% of the Company's issued and outstanding common shares ("Shares"), subject to the approval of the Toronto Stock Exchange (the "TSX"). If approved by the TSX, the NCIB will be conducted in accordance with the requirements of the TSX and applicable securities laws, with purchases to be made as appropriate opportunities arise from time to time.

If approved by the TSX, Hudbay will be authorized to acquire up to 5% of its issued and outstanding Shares, for cancellation over a 12-month period. The actual number of Shares which may be purchased by Hudbay pursuant to the NCIB, if any, and the timing of such purchases will be determined by management of the Company and will be subject to a number of factors, including market conditions, share price, available cash resources and other opportunities to invest capital for growth. No purchases have been made under the current NCIB since its implementation in May 2025.

Purchases under the NCIB will be made through the facilities of the TSX, New York Stock Exchange, or through alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Share equal to the market price at the time of acquisition. Any Shares purchased under the NCIB will be cancelled upon their purchase. Hudbay intends to fund the purchases from its cash flow from operations.

Hudbay has elected to implement the NCIB because it believes that, from time to time, the market price of the Shares may not fully reflect the underlying value of Hudbay's business and future prospects. Hudbay believes that, at such times, the purchase of the Shares for cancellation may constitute a desirable use of capital and would be in the best interests of shareholders. There cannot be any assurance as to how many Shares, if any, will ultimately be purchased pursuant to the NCIB if approved by the TSX. Any subsequent renewals of the NCIB will be in Hudbay's discretion and subject to further TSX approval.

TSX, NYSE – HBM 2026 No. 10

Website Links

Hudbay: www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA526

Financial Statements:

https://www.hudbayminerals.com/FS526

Conference Call and Webcast

Date:	Friday, May 1, 2026
Time:	11:00 a.m. ET
Webcast:	www.hudbay.com
Dial in:	647-846-8185 or 1-833-752-3516

Qualified Person and NI 43-101

The technical and scientific information in this news release related to all of Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo., Senior Vice President, Exploration and Technical Services. The technical and scientific information in this news release related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo., Executive Director, Global Mineral Resource Evaluation. Messrs. Tavchandjian and Brulotte are qualified persons pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the Company's material properties are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

TSX, NYSE – HBM 2026 No. 10

Non-GAAP Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the Company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the Company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the Company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the Company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE – HBM 2026 No. 10

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net earnings for the period	191.5	128.0	99.2
Tax expense	147.5	129.1	72.1
Earnings before tax	339.0	257.1	171.3
Adjusting items:
Mark-to-market adjustments [1]	(38.7)	(5.7)	(3.1)
Foreign exchange loss (gain)	10.7	(5.4)	(3.1)
Re-evaluation adjustment - environmental provision	2.1	(0.2)	12.8
Manitoba cost of sales and other expense from temporary shutdown	-	0.5	-
Peru cost of sales from temporary shutdown	-	2.1	-
Insurance Recovery	-	(25.0)	-
Variable consideration adjustment - stream revenue and accretion	0.1	-	(10.5)
Inventory adjustments	-	0.7	1.2
Restructuring charges	-	-	0.1
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(3.3)	(1.6)	(1.9)
Loss/write-down on disposal of PP&E	1.0	2.9	0.6
Changes in other provisions (non-capital)	-	-	0.7
Adjusted earnings before income taxes	310.9	225.4	168.1
Tax expense	(147.5)	(129.1)	(72.1)
Tax impact on adjusting items	(3.2)	(10.3)	(2.8)
Adjusted net earnings	160.2	86.0	93.2
Adjusted net earnings attributable to non-controlling interest:
Net (earnings) loss for the period	(1.1)	-	1.2
Adjusting items, including tax impact	-	-	(0.6)
Adjusted net earnings - attributable to owners	159.1	86.0	93.8
Adjusted net earnings ($/share) - attributable to owners	0.40	0.22	0.24
Basic weighted average number of common shares outstanding (millions)	396.9	396.3	395.0

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation (recoveries) expenses. Also includes gains and losses on disposition of investments.

TSX, NYSE – HBM 2026 No. 10

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net earnings for the period	191.5	128.0	99.2
Add back:
Tax expense	147.5	129.1	72.1
Other (income) expenses	(33.8)	(14.6)	14.4
Other operating expenses	10.1	(13.6)	5.2
Depreciation and amortization	99.9	152.5	108.1
Amortization of deferred revenue and variable consideration adjustment	(19.5)	(24.0)	(29.3)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	2.1	(0.2)	12.8
Inventory adjustments	-	0.7	1.2
Overhead costs incurred during Peru temporary suspension (cash)	-	1.3	-
Option agreement proceeds	0.6	0.9	1.5
Realized loss on non-QP hedges	-	-	(1.9)
Share-based compensation expenses [1]	23.5	25.8	3.9
Adjusted EBITDA	421.9	385.9	287.2

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

TSX, NYSE – HBM 2026 No. 10

Net Debt Reconciliation

(in $ millions)
	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Total debt	1,009.4	1,008.6	1,108.7
Less: Cash and cash equivalents[1]	(1,003.8)	(568.9)	(562.6)
Less: Short-term investments	-	-	(20.0)
Net debt	5.6	439.7	526.1
(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	5.6	439.7	526.1
Adjusted EBITDA (12-month period)	1,195.6	1,060.9	895.5
Net debt to adjusted EBITDA	0.0	0.4	0.6

1 As at March 31, 2026 cash and cash equivalents includes $370.7 million in cash held by Copper World LLC. These funds are contractually restricted for the advancement of the Copper World project and are not available to the general Hudbay group.

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025
Earnings for the period	191.5	128.0	222.4	114.7	99.2
Add back:
Tax expense	147.5	129.1	108.1	38.4	72.1
Other (income) expenses	(33.8)	(14.6)	19.6	-	14.4
Other operating expenses	10.1	(13.6)	9.1	7.1	5.2
Depreciation and amortization	99.9	152.5	82.7	96.4	108.1
Amortization of deferred revenue and variable consideration adjustment	(19.5)	(24.0)	(6.3)	(15.4)	(29.3)
Adjusting items (pre-tax):
Impairment reversal	-	-	(322.3)	-	-
Consideration received from non-core project	-	-	(14.9)	-	-
Re-evaluation adjustment - environmental provision	2.1	(0.2)	1.4	(13.8)	12.8
Inventory adjustments	-	0.7	(1.3)	3.5	1.2
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	16.0	3.2	-
Overhead costs incurred during Peru temporary suspension (cash)	-	1.3	7.3	-	-
Realized loss on non-QP hedges	-	-	-	(0.4)	(1.9)
Option agreement proceeds	0.6	0.9	1.1	1.0	1.5
Share-based compensation expenses[1]	23.5	25.8	19.7	10.5	3.9
Adjusted EBITDA	421.9	385.9	142.6	245.2	287.2
LTM[2]	1,195.6	1,060.9	932.3	995.7	895.5

1 Share-based compensation expense reflected in cost of sales and administrative expenses.

2 LTM (last twelve months) as of March 31, 2026. Annual consolidated results may not be calculated based on the amounts presented in this table due to rounding.

TSX, NYSE – HBM 2026 No. 10

Free Cash Flow Reconciliation

(in $ millions)	Three Months Ended
	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Cash generated from operations	211.3	209.4	124.8
Adjusting items:
Change in non-cash working capital	2.6	(127.5)	(38.7)
Cash sustaining capital expenditures[1]	106.4	111.9	79.1
Free cash flow	102.3	225.0	84.4
Cash sustaining capital expenditures[1]
Total sustaining capital costs	87.0	91.8	62.5
Capitalized lease and equipment financing cash payments - operating sites	15.7	12.5	12.8
Community agreement cash payments	3.7	7.6	3.8
Cash sustaining capital expenditures[1]	106.4	111.9	79.1

	Three Months Ended				LTM[2]
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Sept. 30, 2025	Jun. 30, 2025
Cash generated from operations	211.3	209.4	113.5	259.6	794.1
Adjusting items:
Change in non-cash working capital	2.6	(127.5)	43.2	66.0	(15.7)
Cash sustaining capital expenditures[1]	106.4	111.9	86.4	107.2	411.9
Free cash flow	102.3	225.0	(16.1)	86.7	397.9
Cash sustaining capital expenditures[1]
Total sustaining capital costs	87.0	91.8	71.2	88.6	338.6
Capitalized lease and equipment financing cash payments - operating sites	15.7	12.5	14.3	13.4	55.9
Community agreement cash payments	3.7	7.6	0.9	5.2	17.4
Cash sustaining capital expenditures[1]	106.4	111.9	86.4	107.2	411.9

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

2 LTM (last twelve months) as at March 31, 2026Copper Cash Cost Reconciliation

TSX, NYSE – HBM 2026 No. 10

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Peru	45,356	55,199	44,738
Manitoba	5,589	7,333	7,648
British Columbia	10,628	10,373	15,864
Net pounds of copper produced	61,573	72,905	68,250

1 Contained copper in concentrate.

Consolidated	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	93.0	1.51	103.2	1.42	91.2	1.34
Milling	91.2	1.48	96.5	1.32	80.6	1.18
G&A	61.6	1.00	73.4	1.01	43.6	0.64
Onsite costs	245.8	3.99	273.1	3.75	215.4	3.16
Treatment & refining	3.1	0.05	5.8	0.08	14.0	0.21
Freight & other	22.6	0.37	25.1	0.34	24.3	0.35
Cash cost, before by-product credits	271.5	4.41	304.0	4.17	253.7	3.72
By-product credits	(382.1)	(6.21)	(350.0)	(4.80)	(284.7)	(4.17)
Cash cost, net of by-product credits	(110.6)	(1.80)	(46.0)	(0.63)	(31.0)	(0.45)

Consolidated	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	12.4	0.20	12.2	0.17	13.8	0.20
Gold[3]	297.4	4.83	302.2	4.15	225.4	3.30
Silver[3]	43.4	0.71	27.3	0.37	26.1	0.38
Molybdenum & other	28.9	0.47	8.3	0.11	19.4	0.29
Total by-product credits	382.1	6.21	350.0	4.80	284.7	4.17
Reconciliation to IFRS:
Cash cost, net of by-product credits	(110.6)		(46.0)		(31.0)
By-product credits	382.1		350.0		284.7
Treatment and refining charges	(3.1)		(5.8)		(14.0)
Share-based compensation expense	2.9		2.6		0.7
Inventory adjustments	-		0.7		1.2
Change in product inventory	13.0		4.3		12.0
Royalties and statutory contributions[4]	5.1		3.2		1.9
Overhead costs incurred during Peru temporary suspension (cash)	-		1.3		-
Depreciation and amortization[5]	99.9		152.5		108.1
Cost of sales[6]	389.3		462.8		363.6

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2026 the variable consideration adjustments amounted to loss of $0.1 million (three months ended March 31, 2025 - gain of $9.9 million and December 31, 2025 - $nil).

4 Certain of the Company's properties are subject to royalty arrangements based on mineral production at the properties. Royalties include net smelter return ("NSR") royalty and price participation agreements.

5 Depreciation is based on concentrate sold.

6 As per the consolidated financial statements.

TSX, NYSE – HBM 2026 No. 10

Peru	Three Months Ended
(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net pounds of copper produced[1]	45,356	55,199	44,738

1 Contained copper in concentrate.

Peru	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	34.5	0.76	37.6	0.68	31.0	0.69
Milling	43.4	0.96	52.0	0.94	44.4	0.99
G&A	33.2	0.73	47.8	0.87	22.5	0.51
Onsite costs	111.1	2.45	137.4	2.49	97.9	2.19
Treatment & refining	(1.6)	(0.04)	2.5	0.05	6.7	0.15
Freight & other	14.1	0.31	17.3	0.31	15.2	0.34
Cash cost, before by-product credits	123.6	2.72	157.2	2.85	119.8	2.68
By-product credits	(91.8)	(2.02)	(126.0)	(2.28)	(70.2)	(1.57)
Cash cost, net of by-product credits	31.8	0.70	31.2	0.57	49.6	1.11

Peru	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	44.9	0.99	104.7	1.90	35.0	0.78
Silver[3]	22.9	0.50	13.2	0.24	15.6	0.35
Molybdenum	24.0	0.53	8.1	0.14	19.6	0.44
Total by-product credits	91.8	2.02	126.0	2.28	70.2	1.57
Reconciliation to IFRS:
Cash cost, net of by-product credits	31.8		31.2		49.6
By-product credits	91.8		126.0		70.2
Treatment and refining charges	1.6		(2.5)		(6.7)
Inventory adjustments	-		(0.2)		0.4
Share-based compensation expenses	0.5		0.5		0.1
Change in product inventory	7.6		15.6		13.8
Royalties and statutory contributions	1.9		2.9		1.1
Overhead costs incurred during Peru temporary suspension (cash)	-		1.3		-
Depreciation and amortization[4]	61.4		115.8		68.2
Cost of sales[5]	196.6		290.6		196.7

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated interim financial statements.

British Columbia	Three Months Ended
(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net pounds of copper produced[1]	10,628	10,373	15,864

1 Contained copper in concentrate.

TSX, NYSE – HBM 2026 No. 10

British Columbia	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	16.2	1.53	26.3	2.54	21.9	1.38
Milling	31.5	2.96	28.3	2.73	21.8	1.37
G&A	8.4	0.79	9.5	0.91	6.3	0.40
Onsite costs	56.1	5.28	64.1	6.18	50.0	3.15
Treatment & refining	2.1	0.20	1.3	0.12	3.6	0.23
Freight & other	2.8	0.26	2.7	0.26	3.4	0.21
Cash cost, before by-product credits	61.0	5.74	68.1	6.56	57.0	3.59
By-product credits	(35.4)	(3.33)	(18.1)	(1.74)	(18.3)	(1.15)
Cash cost, net of by-product credits	25.6	2.41	50.0	4.82	38.7	2.44

British Columbia	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold	30.6	2.88	14.9	1.43	16.1	1.01
Silver	4.8	0.45	3.2	0.31	2.2	0.14
Total by-product credits	35.4	3.33	18.1	1.74	18.3	1.15
Reconciliation to IFRS:
Cash cost, net of by-product credits	25.6		50.0		38.7
By-product credits	35.4		18.1		18.3
Treatment and refining charges	(2.1)		(1.3)		(3.6)
Share-based compensation expenses	0.6		0.7		0.3
Change in product inventory	11.3		(9.1)		(0.8)
Inventory adjustments	-		0.1		0.8
Royalties	3.2		0.3		0.8
Depreciation and amortization[3]	18.5		14.1		16.0
Cost of sales[4]	92.5		72.9		70.5

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

TSX, NYSE – HBM 2026 No. 10

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025	Mar. 31, 2025
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(110.6)	(1.80)	(46.0)	(0.63)	(31.0)	(0.45)
Cash sustaining capital expenditures	105.8	1.72	111.2	1.53	78.2	1.14
Royalties and statutory contributions	5.1	0.08	3.2	0.04	1.9	0.03
Sustaining cash cost, net of by-product credits	0.3	0.00	68.4	0.94	49.1	0.72
Corporate selling and administrative expenses & regional costs	38.1	0.62	32.0	0.44	15.3	0.22
Accretion and amortization of decommissioning and community agreements[1]	6.5	0.11	4.0	0.05	2.0	0.03
All-in sustaining cash cost, net of by-product credits	44.9	0.73	104.4	1.43	66.4	0.97
Reconciliation to property, plant and equipment additions
Property, plant and equipment additions	109.5		140.9		68.2
Capitalized stripping and underground development, net additions	73.0		43.9		41.3
Total accrued capital additions	182.5		184.8		109.5
Less other non-sustaining capital costs[2]	95.5		93.0		47.0
Total sustaining capital costs	87.0		91.8		62.5
Capitalized lease & equipment financing cash payments - operating sites	15.7		12.5		12.8
LOM Community agreement cash payments	0.6		4.4		0.8
Accretion and amortization of decommissioning and restoration obligations[3]	2.5		2.5		2.1
Cash sustaining capital expenditures	105.8		111.2		78.2

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE – HBM 2026 No. 10

Peru	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	31.8	0.70	31.2	0.57	49.6	1.11
Cash sustaining capital expenditures	31.3	0.69	50.3	0.91	35.3	0.79
Royalties and statutory contributions	1.9	0.04	2.9	0.05	1.1	0.02
Sustaining cash cost per pound of copper produced	65.0	1.43	84.4	1.53	86.0	1.92

British Columbia	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	25.6	2.41	50.0	4.82	38.7	2.44
Cash sustaining capital expenditures	54.2	5.10	41.7	4.02	27.8	1.75
Royalties	3.2	0.30	0.3	0.03	0.8	0.05
Sustaining cash cost per pound of copper produced	83.0	7.81	92.0	8.87	67.3	4.24

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net ounces of gold produced[1]	47,743	47,423	60,354

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Mining	42.3	886	39.3	829	38.3	634
Milling	16.3	341	16.2	342	14.4	239
G&A	20.0	419	16.1	339	14.8	245
Onsite costs	78.6	1,646	71.6	1,510	67.5	1,118
Treatment & refining	2.6	55	2.0	42	3.7	61
Freight & other	5.7	119	5.1	108	5.7	95
Cash cost, before by-product credits	86.9	1,820	78.7	1,660	76.9	1,274
By-product credits	(67.4)	(1,412)	(45.3)	(955)	(54.2)	(898)
Gold cash cost, net of by-product credits	19.5	408	33.4	705	22.7	376

TSX, NYSE – HBM 2026 No. 10

Manitoba	Three Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	34.4	720	22.1	466	32.3	535
Zinc	12.4	260	12.2	257	13.8	228
Silver	15.7	329	10.8	228	8.3	138
Other	4.9	103	0.2	4	(0.2)	(3)
Total by-product credits	67.4	1,412	45.3	955	54.2	898
Reconciliation to IFRS:
Cash cost, net of by-product credits	19.5		33.4		22.7
By-product credits	67.4		45.3		54.2
Treatment and refining charges	(2.6)		(2.0)		(3.7)
Inventory adjustments	-		0.8		-
Share-based compensation expenses	1.8		1.4		0.3
Change in product inventory	(5.9)		(2.2)		(1.0)
Depreciation and amortization[3]	20.0		22.6		23.9
Cost of sales[4]	100.2		99.3		96.4

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue, pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Three Months Ended

	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Sustaining cash cost per pound of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Gold cash cost, net of by-product credits	19.5	408	33.4	705	22.7	376
Cash sustaining capital expenditures	20.3	425	19.2	405	15.1	250
Sustaining cash cost per pound of gold produced	39.8	833	52.6	1,110	37.8	626

TSX, NYSE – HBM 2026 No. 10

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Mining	34.5	37.6	31.0
Milling	43.4	52.0	44.4
G&A1	33.2	47.8	22.5
Other G&A2	(16.3)	(26.7)	(7.9)
Unit cost	94.8	110.7	90.0
Tonnes ore milled	8,164	7,628	8,114
Combined unit cost per tonne	11.61	14.51	11.09
Reconciliation to IFRS:
Unit cost	94.8	110.7	90.0
Freight & other	14.1	17.3	15.2
Inventory adjustments	-	(0.2)	0.4
Other G&A	16.3	26.7	7.9
Share-based compensation expenses	0.5	0.5	0.1
Change in product inventory	7.6	15.6	13.8
Royalties and statutory contributions	1.9	2.9	1.1
Overhead costs incurred during Peru temporary suspension (cash)	-	1.3	-
Depreciation and amortization	61.4	115.8	68.2
Cost of sales[3]	196.6	290.6	196.7

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated interim financial statements.

British Columbia	Three Months Ended
(in millions except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Mining	16.2	26.3	21.9
Milling	31.5	28.3	21.8
G&A1	8.4	9.5	6.3
Unit cost	56.1	64.1	50.0
USD/CAD implicit exchange rate	1.38	1.41	1.43
Unit cost - C$	77.7	90.3	71.7
Tonnes ore milled	3,078	2,268	2,761
Combined unit cost per tonne - C$	25.23	39.80	25.98
Reconciliation to IFRS:
Unit cost	56.1	64.1	50.0
Freight & other	2.8	2.7	3.4
Share-based compensation expenses	0.6	0.7	0.3
Change in product inventory	11.3	(9.1)	(0.8)
Inventory adjustments	-	0.1	0.8
Royalties	3.2	0.3	0.8
Depreciation and amortization	18.5	14.1	16.0
Cost of sales[2]	92.5	72.9	70.5

  1 G&A as per cash cost reconciliation above

  2 As per consolidated interim financial statements.

TSX, NYSE – HBM 2026 No. 10

Manitoba	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Mining	42.3	39.3	38.3
Milling	16.3	16.2	14.4
G&A1	20.0	16.1	14.8
Less: Other G&A related to profit sharing costs	(11.9)	(9.4)	(7.2)
Unit cost	66.7	62.2	60.3
USD/CAD implicit exchange rate	1.37	1.39	1.43
Unit cost - C$	91.5	86.7	86.5
Tonnes ore milled	360,384	349,082	404,410
Combined unit cost per tonne[2] - C$	254	248	214
Reconciliation to IFRS:
Unit cost	66.7	62.2	60.3
Freight & other	5.7	5.1	5.7
Other G&A related to profit sharing	11.9	9.4	7.2
Share-based compensation expenses	1.8	1.4	0.3
Inventory adjustments	-	0.8	-
Change in product inventory	(5.9)	(2.2)	(1.0)
Depreciation and amortization	20.0	22.6	23.9
Cost of sales[2]	100.2	99.3	96.4

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

TSX, NYSE – HBM 2026 No. 10

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, Hudbay's ability to advance and complete the multi-year optimization of the Copper Mountain mine in British Columbia, including with respect to the primary SAG mill repairs and related ramp-up plans, the implementation of stripping strategies and the expected benefits therefrom, the expected timing and benefits of British Columbia growth initiatives, including with respect to the development timelines associated with New Ingerbelle and any challenges to the New Ingerbelle permits (including LSIB's recent application for judicial review), the estimated timelines and pre-requisites for sanctioning the Copper World project, including the completion and anticipated results of the DFS and the potential timing of a project sanctioning decision, expectations regarding the sanctioning of the Copper World project, expectations regarding the potential impact of recent policy decisions from the United States government, the benefits, timing and consummation of the definitive agreement with Wheaton Precious Metals Corp. ("Wheaton") in respect of the enhanced precious metals stream at Copper World, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit and the potential utilization of excess capacity at the Stall mill, the ability for Hudbay to complete mill throughput enhancements at its operating business units in Peru, British Columbia and Manitoba, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations with respect to the timing and the ability to satisfy the conditions required to close the proposed acquisition of ASCU and the expected benefits therefrom, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding Hudbay's capital planning strategies, including but not limited to Hudbay's enhanced Capital Allocation Framework, the ability to obtain TSX approval for the renewal of the NCIB and statements regarding any potential Share purchases under the NCIB, including number of Shares to be repurchased and the timing thereof, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, expectations regarding the prospective nature of the Maria Reyna and Caballito properties and the status of the related drill permit application process, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, the enhancement of stakeholder engagement and advancement of a pre-feasibility study and related test work at the Mason copper project in Nevada, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the ability to achieve Hudbay's climate change goals and initiatives, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

● the ability to achieve production, cost and capital and exploration expenditure guidance;

● no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;

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● the ability to consummate the definitive agreement with Wheaton in respect of the enhanced precious metals stream at Copper World;

● no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits;

● no interruptions to Hudbay's plans for advancing New Ingerbelle, including with respect to any challenges to the New Ingerbelle permits;

● Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, and develop and maintain good relations with key stakeholders;

● the ability to satisfy the conditions required to close the proposed acquisition of ASCU;

● the ability to execute on its exploration plans and to advance related drill plans;

● the ability to advance the exploration program at the Maria Reyna and Caballito properties;

● the success of mining, processing, exploration and development activities;

● the scheduled maintenance and availability of Hudbay's processing facilities;

● the accuracy of geological, mining and metallurgical estimates;

● anticipated metals prices and the costs of production;

● the supply and demand for metals Hudbay produces;

● the supply and availability of all forms of energy and fuels at reasonable prices;

● no significant unanticipated operational or technical difficulties;

● no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;

● the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;

● the availability of additional financing, if needed;

● the ability to deleverage and repay debt, as needed;

● the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;

● the timing and receipt of various regulatory and governmental approvals;

● the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;

● maintaining good relations with the employees at Hudbay's operations;

● maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;

● maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

● no significant unanticipated challenges with stakeholders at Hudbay's various projects;

● no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

● no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;

● the timing and possible outcome of pending litigation and no significant unanticipated litigation;

● certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

● no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations including with respect to the primary SAG mill repairs and related ramp-up plans, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks associated with the development of new projects, risks associated with acquisitions, investments and other strategic transactions including but not limited to the proposed acquisition of ASCU, risks related to the Copper World project, including the risk of capital cost escalation, permitting challenges, project delivery risks and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, cybersecurity risks and risks related to the reliability and security of Hudbay's information technology and operational technology systems, including risks arising from cyber-attacks, ransomware, phishing and other malware, risks associated with the use of artificial intelligence technologies, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

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i Adjusted net earnings - attributable to owners and adjusted net earnings per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

ii Liquidity includes $1,003.8 million in cash and cash equivalents as well as undrawn total availability of $425.2 million under Hudbay's revolving credit facilities.

iii Calculated using the midpoint of the guidance range.